Exhibit 99.3

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Income

(Amounts in thousands of constant Mexican pesos as of October 31, 2006, except for earnings per share)

	Ten-month period ended October 31,
	2005	2006	2006
Operating revenues:			Millions of U.S. dollars
Services:
Usage charges	P.73,199,332	P.89,061,576	US$8,316
Monthly rent	22,797,233	31,022,945	2,897
Long-distance	11,344,385	12,988,001	1,213
Other services	17,156,784	24,115,730	2,252
Sales of handsets and accessories	26,508,351	29,701,229	2,773

	151,006,085	186,889,481	17,451

Operating costs and expenses:
Cost of sales and services	72,841,141	84,640,799	7,903
Commercial, administrative and general	32,020,716	34,039,832	3,179
Depreciation and amortization	17,868,796	21,598,599	2,017

	122,730,653	140,279,230	13,099

Operating income	28,275,432	46,610,251	4,352

Comprehensive financing income:
Interest income	2,821,764	2,954,080	276
Interest expense	(6,132,435)	(6,174,971)	(577)
Exchange gain, net	3,994,578	2,336,231	218
Monetary gain, net	2,271,750	2,358,320	220
Other financing cost, net	(2,153,855)	(1,479,901)	(138)

	801,802	(6,241)	(1)

Other (expenses) income, net	(156,524)	959,532	90

Income before income tax and employee profit sharing	28,920,710	47,563,542	4,441

Provisions for:
Income tax (Note 16)	2,663,925	12,011,191	1,122
Employee profit sharing	278,262	257,708	24

	2,942,187	12,268,899	1,146

Income before equity in results of affiliates	25,978,523	35,294,643	3,295
Equity in net results of affiliates	(51,292)	51,171	5

Net income before minority interest	25,927,231	35,345,814	3,300
Minority interest	(66,073)	(50,860)	(5)

Net income	P.25,861,158	P.35,294,954	US$3,295

Weighted average common shares outstanding (in millions)	36,590	36,215	36,215

Net income per share	P.0.71	P.0.97	US$0.09

See accompanying notes.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

Unaudited Condensed Consolidated Balance Sheets

(Amounts in thousands of constant Mexican pesos as of October 31, 2006)

	Audited December 31, 2005	(Unaudited) October 31, 2006	(Unaudited) October 31, 2006
			Millions of U.S. dollars
Assets
Current assets:
Cash and equivalents	P.11,622,105	P.38,605,808	US$3,605
Marketable securities (Note 2)	1,551,031	1,932,371	180
Accounts receivable, net (Note 3)	32,803,652	33,782,622	3,155
Inventories, net (Note 4)	13,349,025	17,633,695	1,647
Other assets (Note 5)	2,682,046	3,867,087	361

Total current assets	62,007,859	95,821,583	8,948
Investments in affiliates and others (Note 8)	500,622	579,909	54
Plant, property and equipment, net (Note 6)	115,263,021	120,753,397	11,276
Licenses (Note 7)	32,209,496	32,763,332	3,059
Other assets, net (Note 5)	27,050,890	26,167,764	2,443

Total assets	P.237,031,888	P.276,085,985	US$25,780

Liabilities and stockholders’ equity
Current liabilities:
Short-term debt and current portion of long-term debt (Note 11)	P.17,527,869	P.8,117,635	US$758
Accounts payable and accrued liabilities (Note 10)	57,605,566	54,348,567	5,075
Taxes payable	5,816,228	15,443,143	1,442
Financial instruments (Note 9)	1,919,664	1,538,051	144
Deferred revenues	9,065,635	10,428,185	974

Total current liabilities	91,934,962	89,875,581	8,393

Long-term debt (Note 11)	53,106,401	70,566,308	6,589
Deferred taxes (Note 16)	3,590,406	2,897,831	271
Deferred credits	118,172	163,170	15

Total liabilities	148,749,941	163,502,890	15,268

Stockholders’ equity (Note 15):
Capital stock	34,914,163	34,905,639	3,259
Retained earnings:
Prior years	35,853,696	57,017,773	5,324
Net income for the period	32,609,220	35,294,954	3,295

	68,462,916	92,312,727	8,619
Other accumulated comprehensive income items	(16,148,689)	(15,264,311)	(1,425)

Total majority stockholders’ equity	87,228,390	111,954,055	10,453
Minority interest	1,053,557	629,040	59

Total stockholders’ equity	88,281,947	112,583,095	10,512

Total liabilities and stockholders’ equity	P.237,031,888	P.276,085,985	US$25,780

See accompanying notes.

AMÉRICA MÓVIL, S.A. DE C.V. AND ITS SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Changes on Shareholders’ Equity

(Amounts in thousands of constant Mexican pesos as of October 31, 2006)

	Capital Stock	Retained earning			Other accumulated comprehensive loss items	Total majority stockholders’ equity	Minority interest	Comprehensive income	Total stockholders’ equity
		Legal Reserve	Unappropriated	Total
Balances at December 31, 2005	P.34,914,163	P.461,041	P.68,001,875	P.68,462,916	P.(16,148,689)	P.87,228,390	P.1,053,557		P.88,281,947
Acquisitions of minority interests and excess of the price paid over book value (Note 8)			(1,355,594)	(1,355,594)		(1,355,594)	(498,020)		(1,853,614)
Dividends paid			(3,688,248)	(3,688,248)		(3,688,248)			(3,688,248)
Cash purchase of Company’s own shares	(8,524)		(6,401,301)	(6,401,301)		(6,409,825)			(6,409,825)
Comprehensive income:
Net income for the period			35,294,954	35,294,954		35,294,954	50,860	P.35,345,814	35,345,814
Other comprehensive income items:
Effect of translation of foreign entities					(863,293)	(863,293)	34,606	(828,687)	(828,687)
Results from holding nonmonetary assets, net of deferred taxes					1,389,261	1,389,261	(11,963)	1,377,298	1,377,298
Current-year valuation effect of available-for-sale securities (Note 3)					358,410	358,410		358,410	358,410
Comprehensive income

Balances at October 31, 2006	P.34,905,639	P.461,041	P.91,851,686	P.92,312,727	P.(15,264,311)	P.111,954,055	P.629,040	P.36,252,835	P.112,583,095

See accompanying notes.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Changes in Financial Position

(Amounts in thousands of constant Mexican pesos as of October 31, 2006)

	Ten-month period ended October 31,		2006
	2005	2006
			Millions of U.S. dollars
Operating activities:
Net income before minority interest	P.25,927,231	P.35,345,814	US$3,300
Add (deduct) items not requiring the use of resources:
Depreciation and amortization	17,868,796	21,598,599	2,017
Deferred income tax	1,572,699	(283,640)	(26)
Equity in results of affiliates	51,292	(51,171)	(5)
Licenses	—	(1,267,114)	(119)
Changes in operating assets and liabilities	10,526,598	(2,547,786)	(238)

Resources provided by operating activities	55,946,616	52,794,702	4,929

Financing activities:
New loans	22,809,636	30,385,029	2,837
Repayment of loans	(21,846,584)	(19,852,594)	(1,854)
Effect of inflation an exchange rate differences on debt	(2,910,199)	(2,482,762)	(232)
Decrease in capital stock and retained earnings due to purchase of Company’s own shares
	(4,661,752)	(6,409,825)	(598)
Cash dividends paid	(2,935,990)	(3,688,248)	(344)

Resources used in financing activities	(9,544,889)	(2,048,400)	(191)

Investing activities:
Investment in plant, property and equipment	(50,336,317)	(22,567,230)	(2,107)
Investment in subsidiaries and affiliated companies	145,885	(1,414,280)	(132)
Instruments available for sale	—	1,277,759	119
Minority interest	(756,110)	(475,377)	(44)
Investments in licenses	(1,636,415)	(583,471)	(54)
Initial cash from companies acquired	(230,762)	—	—

Resources used in investing activities	(52,813,719)	(23,762,599)	(2,218)

Net (decrease) increase in cash and cash equivalents	(6,411,992)	26,983,703	2,520
Cash and cash equivalents at beginning of the period	17,590,487	11,622,105	1,085

Cash and cash equivalents at end of period	P.11,178,495	P.38,605,808	US$3,605

See accompanying notes.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands of constant Mexican pesos as of October 31, 2006 except where otherwise indicated )

1. Significant Accounting Policies

a)	Basis of Presentation

On January 1, 2006, the requirements of the Mexican Financial Reporting Standards Research and Development Board (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C., or CINIF) went into effect and replaced the standards previously issued by the Accounting Principles Board of the Mexican Institute of Public Accountants. The adoption of these new rules will have no effect on the Company’s financial statements.

The accompanying unaudited condensed consolidated financial statements are presented based on the same accounting principles described in the consolidated audited financial statements of América Móvil, S.A. de C.V. and subsidiaries (collectively, the “Company”) at December 31, 2005 and for the year then ended (audited consolidated financial statements), and were prepared in accordance with Mexican Financial Reporting Standards issued by the CINIF applicable to interim financial information. Consequently, these interim financial statements do not include all the information and notes required by the CINIF for complete financial statements. For further information, refer to the audited consolidated financial statements at and for the year ended December 31, 2005. However, in the opinion of Company’s management, all the adjustments (consisting of normal recurring provisions) that were considered necessary for a reasonable presentation have been included. The results of operations for the ten-month period ended October 31, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006.

The unaudited condensed balance sheet as of December 31, 2005 has been derived from the audited financial statements at that date, but does not include all of the information and footnotes required by CINIF. For further information, refer to the audited consolidated financial statements at December 31, 2005.

b) Consolidation

The unaudited condensed consolidated financial statements include the accounts of América Móvil and its subsidiaries, all of which are more than 90% owned (see Note 1 to the audited consolidated financial statements at and for the year ended December 31, 2005). All of the companies operate in the telecommunications sector or provide services to companies operating in such sector. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements. The minority interest relates to the Company’s foreign subsidiaries.

c) Recognition of the effects of inflation on financial information

All the accompanying financial statements and these notes were restated to constant pesos as of October 31 2006. The restatement factors applied to the financial statements at December 31, 2005 and October 31, 2005 was 1.0306 and 1.0443, which represent the rate of inflation from December 31, 2005 and October 31, 2005 through October 31, 2006, respectively, based on the Mexican National Consumer Price Index (NCPI) published by Banco de México (the Central Bank).

The condensed consolidated balance sheet as of December 31, 2005 has been derived from the audited consolidated financial statements at that date, which were presented in constant pesos as of December 31, 2005.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

(Amounts in thousands of constant Mexican pesos as of October 31, 2006 except where otherwise indicated)

d) Basis of translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries and affiliates are translated into Mexican pesos in conformity with Mexican accounting Bulletin B-15, Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations, issued by the Mexican Institute of Public Accountants, or MIPA, as follows:

•	The financial statements as reported by the subsidiaries abroad were adjusted to conform to Mexican GAAP. Such conversion includes, among other adjustments, the recognition of the effects of inflation as required by Mexican accounting Bulletin B-10, using restatement factors of each country.

•	The financial information already restated to include inflationary effects, is translated to Mexican pesos as follows: 1) all balance sheet amounts, except for stockholders’ equity accounts, were translated at the prevailing exchange rate at year-end; 2) stockholders’ equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated; and 3) statement of income accounts were translated at the exchange rate at the average of the reporting period.

•	Exchange rate differences and the monetary effect derived from intercompany monetary items were not eliminated in the consolidated statements of income.

•	The difference resulting from the translation process is recorded in the caption “Effect of translation of foreign entities” and is included as part of stockholders’ equity under the caption “Other accumulated comprehensive income items.” For the ten-month period ended October 31, 2006, the translation (loss) aggregated P.(828,687).

The Company’s financial statements for prior periods were restated to Mexican pesos with purchasing power at October 31, 2006 based on the rates of inflation in México. The effects of inflation and variances in exchange rates were not material.

e) Cash and cash equivalents

Cash and cash equivalents consist basically of bank deposits and highly liquid investments with original maturities of less than 90 days. Such investments are stated at acquisition cost plus accrued interest, which is similar to market value.

f) Investments in marketable securities

At December 31, 2005, and at October 31, 2006, marketable securities held for trading purposes consisted of equity securities and foreign government bonds. Available-for-sale securities at December 31, 2005, and at October 31, 2006, consisted of equity securities. All investments in marketable securities are presented at market value.

In accordance with Mexican Bulletin C-2, Financial Instruments, changes in the fair value of instruments classified as available-for-sale are to be recognized in stockholders’ equity until such instruments are sold, whereas changes in the fair value of instruments classified as for trading must be recognized in the statements of income.

Changes associated with the purchase, sale and maturity of financial instruments classified as available-for-sale are to be recognized in the statement of changes in financial position as variances derived from

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

(Amounts in thousands of constant Mexican pesos as of October 31, 2006 except where otherwise indicated)

investing activities, while changes in the initial and ending balance of instruments held for trading are to be recognized in such statement as variances derived from operating activities.

Also, as per Bulletin C-2, the Company follows the policy of determining at the balance sheet date whether there is objective evidence of impairment in the value of a financial asset or of a group of financial assets. For the ten-month period ended October 31, 2005, there were no impairment losses; however, for the ten-month period ended October 31, 2006, the Company determined an impairment loss of P.1,277,759. (See Note 2)

For the year ended December 31, 2005 and for the ten-month period ended October 31, 2006, there were no transfers between financial asset categories.

g) Convenience translation

U.S. dollar amounts as of October 31, 2006 shown in the unaudited condensed consolidated financial statements have been included solely for the convenience of the reader and are translated from Mexican pesos with purchasing power at October 31, 2006, solely as matter of convenience, at an exchange rate of Ps. 10.71 per dollar, the October 31, 2006 exchange rate. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at this or any other rate.

h) Reclassifications

Certain amounts shown in the 2005 financial statements as originally issued have been reclassified for uniformity of presentation with 2006.

2. Marketable Securities

A summary of marketable securities as of December 31, 2005 and October 31, 2006 is as follows:

	December 31, 2005		October 31, 2006
	Cost	Fair Value	Cost	Fair Value
Marketable securities held for trading purposes:
Equity securities	P.45,799	P.23,682	P.978,583	P.1,324,371

	45,799	23,682	978,583	1,324,371
Available for sale securities
U.S. Commercial, S.A de C.V.(USCO)	1,881,712	1,527,349	1,881,712	608,000

	P.1,927,511	P.1,551,031	P.2,860,295	P.1,932,371

a) At December 31, 2004 and 2005 and at October 31, 2005 and 2006, the net unrealized gain (loss) on for trading securities was P.117,064, P.(22,117), P.(22,801) and P.345,788, respectively. Those amounts were recognized in results of operations of the period. The net realized gain was P.545,805, P.234,113 and P.93,695 for the years ended December 31, 2003, 2004 and 2005, respectively, and P.93,625 for the ten-month periods ended October 31, 2005. Those amounts were credited to results of operations of the period. For the ten-month period ended October 31, 2006, the Company has not sold any equity investments.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

(Amounts in thousands of constant Mexican pesos as of October 31, 2006 except where otherwise indicated)

b) At December 31, 2005, the net unrealized (loss) on investments classified as available-for-sale of P.(354,363) was recorded under “Other accumulated comprehensive income” items in stockholders’ equity in conformity with new Bulletin C-2. In previous years, there were no investments of this type.

c) As a result of the loss in the market value of the securities of the issuer USCO, at October 31, 2006, the Company recorded a loss of P.1,277,759 in its results of operations under “Other financing costs, net” due to the impairment of available-for-sale securities.

3. Accounts Receivable

Accounts receivable consists of the following:

	December 31, 2005	October 31, 2006
Subscribers	P.16,558,967	P.15,699,976
Retailers	5,162,293	4,547,395
Cellular operators for interconnections	3,889,857	5,795,742
Recoverable taxes	8,722,541	8,500,350
Related parties	1,018,564	1,361,151
Other	1,457,641	1,857,515

	36,809,863	37,762,129
Less: Allowance for doubtful accounts	(4,006,211)	(3,979,507)

Total	P.32,803,652	P.33,782,622

4. Inventories

Inventories consist of the following:

	December 31, 2005	October 31, 2006
Cellular telephones, accessories, cards and others	P.14,177,593	P.18,461,594
Less: Reserve for obsolete inventory	(828,568)	(827,899)

Total	P.13,349,025	P.17,633,695

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

(Amounts in thousands of constant Mexican pesos as of October 31, 2006 except where otherwise indicated)

5. Other Assets

Other assets consist of the following:

	December 31, 2005	October 31, 2006
Current:
Sale and leaseback transactions	P.1,380,713	P.1,510,748	I
Advances to suppliers (includes advertising, insurance and maintenance)	1,116,273	2,006,831
Other	185,060	349,508

	2,682,046	3,867,087

Non-current:
Trademarks, net	6,520,764	5,719,327
Deferred tax	676,815	670,419
Sale and leaseback transactions	6,888,588	5,769,131	I
Other non-current	345,393	1,417,227
Goodwill, net	12,619,330	12,591,660

	P.27,050,890	P.26,167,764

From January 2003 to December 2005, the Company sold part of its telephone plant to unrelated parties for P.5,542 million and then again leased the plant under sale and leaseback agreements, which are being amortized based on the remaining useful life of the assets at the time of sale. At December 31, 2005, the Company recorded deferred charges related to the above-mentioned sales in the short- and long-term of P.1,380,713 and P.6,888,588, respectively, and P.1,510,748 and P.5,513,954, respectively, for the ten-month period ended October 31, 2006, which are included as part of the caption “Other non-current assets” in the balance sheet.

Amortization expense for the ten-month periods ended October 31, 2005 and 2006 was P.1,664,029 and P.2,537,348, respectively.

6. Plant, Property and Equipment

Telephone plant, property and equipment consist of the following:

	December 31, 2005	October 31, 2006
Telephone plant and equipment	P.137,341,203	P.172,688,403
Land and buildings	6,257,382	6,107,377
Other assets	19,107,008	16,134,668

	162,705,593	194,930,448
Less: Accumulated depreciation	(63,616,923)	(84,179,673)

Net	99,088,670	110,750,775
Construction in progress and advances to equipment suppliers	15,120,748	8,826,322
Inventories for use in construction of the telephone plant	1,053,603	1,176,300

Total	P.115,263,021	P.120,753,397

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

(Amounts in thousands of constant Mexican pesos as of October 31, 2006 except where otherwise indicated)

Depreciation expense for the ten-month periods ended in October 31, 2005 and 2006 was P. 12,534,262 and P.15,470,089, respectively.

7. Licenses

As of December 31, 2005 and October 31, 2006, licenses are as follows:

	December 31, 2005
	Balance at January 1	Increases	Effects of translation of foreign subsidiaries, net	Cancellations	Amortization expense	Balance at December 31
Licenses	P.26,509,800	P.5,284,232	—	P.(251,606)	—	P.31,542,426
Effects of translation	10,361,339	—	1,491,715	—	—	11,853,054
Accumulated amortization	(7,084,150)	(582,353)	—	229,805	(3,749,286)	(11,185,984)

Net	P.29,786,989	P.4,701,879	P.1,491,715	P.(21,801)	P.(3,749,286)	P.32,209,496

	October 31, 2006
Licenses	P.31,542,426	P.1,924,451	—	P.(110,278)	—	P.33,356,599
Effects of translation	11,853,054	—	P.2,294,413	—	—	14,147,467
Accumulated amortization	(11,185,984)	(993)	—	37,405	P.(3,591,162)	(14,740,734)

Net	P.32,209,496	P.1,923,458	P.2,294,413	P.(72,873)	P.(3,591,162)	P.32,763,332

In October 2000, the Ministry of Communications and Transportation (MCT) granted Telcel an additional 15-year extension that expires in October 2015 to constitute, operate and use a mobile radio telephony service network in the Mexico City metropolitan area. As consideration for this concession, Telcel paid the Federal Government P.108.8 million (P.84.9 million historical) as initial payment on the concession, and paid the Federal Government, P.1,979.1 million for the so-called “annual share of gross revenues derived from authorized services”, based on a law in force at the time of the grant.

Consequently, in November 2000, Telcel filed a petition for review of the new concession, requesting that the payment of share of revenues to the Federal Government be declared unjustified.

On March 1, 2005, the Federal Tax and Administrative Court issued a definitive ruling in favor of Telcel establishing that Telcel should, in fact, have made a one-time payment for the granting of the concession, in conformity with the law applicable at that time. On April 11, 2006, the Ministry of Communications and Transportation ordered a one-time modification to the amount of the consideration from P.108.8 million to P.2,120.4 million, for the extension and modification of the concession granted.

In 2006, the Company has recognized the value of the license considering what best reflects the current status of the asset, in conformity with Normas de Información Financiera, or NIF, C-8 and A-6, recording the

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

(Amounts in thousands of constant Mexican pesos as of October 31, 2006 except where otherwise indicated)

proper value of the concession granted by the Federal Government and its corresponding amortization through March 2006, applying a charge to the licenses in the amount of P.1,336 (P.2,120 million in investment and P.784 million in accumulated amortization), a cash payment of P.141 million and a payment collection of P.1,979 million, resulting in a credit to results of operations of P.1,195 million under the caption “Other income”.

In May 2006, the Company acquired two 800 MHz licenses to operate and provide wireless services in the Santiago de Chile region; the amounts paid for these licenses was P.272,541 and P.275,646.

b) License and trademark amortization expense for the ten-month periods ended October 31, 2006 and 2005 was P.4,289,159 and P.3,670,505, respectively.

8. Investments in Affiliates and Others

2006 Acquisitions

In October 31, 2006, the Company acquired 1.10% of Telecom Américas’ capital stock from a minority stockholder, thus increasing its shareholding from 98.9% to 100%. The Company paid P.1,847,354 (US$ 172.5) for the shares, whose book value is P.488,448. In 2006, the Company also paid P.6,260 to acquire minority interests in Guatemala and Nicaragua whose book value is P.9,572. The difference between the book value and price paid is reflected in stockholders’ equity. As a result of these acquisitions, the Company’s equity interest increased from 99.1% to 99.2% (in the case of Guatemala), and from 99.1% to 99.2% (in the case of Nicaragua).

Relevant events

On April 2, 2006, by means of three separate agreements, América Móvil agreed to acquire the equity interests that Verizon Communications Inc. holds in Verizon Dominicana, C. por A. (“Verizon Dominicana”), Telecomunicaciones de Puerto Rico, Inc. (“TELPRI”) and Compañía Anónima Nacional de Teléfonos de Venezuela (“CANTV”). As of the date of these financial statements, each of the three acquisitions is subject to regulatory approvals. None of the acquisitions is conditioned on the closing of any other, and the Company expects to close one of the acquisitions at the time the conditions applicable to the closing of that particular acquisition are either satisfied or waived.

América Móvil agreed to acquire control of 100% of the shares of Verizon Dominicana for a purchase price of US$ 2,062 million (P.22,760 million). This price assumes that Verizon Dominicana will have no net debt at closing and is subject to adjustments for changes in the Company’s net indebtedness and working capital arising through the closing.

América Móvil agreed to acquire control of 52.01% of the issued and outstanding capital stock of TELPRI for a purchase price of US$939 million (P.10,364 million). This price assumes that TELPRI’s net debt will not exceed US$523 million at closing and is subject to adjustments for changes in net indebtedness and working capital arising through the closing. América Móvil agreed with Verizon to offer to purchase the shares of TELPRI held by its other shareholders at the same per share price.

América Móvil and Telmex agreed to acquire control of Verizon’s equity interest in CANTV for a purchase price of US$676 million (P.7,468 million). The purchase price represents US$3.01 (P.33.1) per ordinary share of CANTV or US$21.10 (P.232.8) per American depositary share of CANTV. Each American depositary share

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

(Amounts in thousands of constant Mexican pesos as of October 31, 2006 except where otherwise indicated)

represents seven ordinary shares of CANTV. Verizon beneficially owns approximately 28.51% of the outstanding capital stock of CANTV. The joint venture of América Móvil and Telmex will acquire Verizon’s equity interest in CANTV by means of the purchase of a subsidiary of Verizon that holds all of the ordinary shares and ADS’s of CANTV beneficially owned by Verizon. As required by Venezuelan law, following the closing of the purchase of Verizon’s equity interest in CANTV, and, subject to receipt of regulatory approvals, the joint venture will offer to purchase (i) the remaining outstanding shares of CANTV at the Venezuelan Bolivar equivalent, based on the official exchange rate established by the Venezuelan authorities, of the price per share paid to Verizon and (ii) the remaining outstanding American Depositary Shares at the same price per ADS paid to Verizon.

9. Financial Instruments

At December 31, 2005 and October 31, 2006, the Company’s financial instruments are made up as follows:

	December 31, 2005	October 31, 2006
Instrument	Notional equivalent in millions
Dollar interest rate swaps	US$ 610	—
Peso interest rate swaps	P.6,000	P.3,000
Cross currency swaps	US$ 910	US$ 910
Interest rate swaps and cross currency swaps	US$ 913.4	US$ 400
Forwards dollar-peso	US$ 1,475	US$ 770

With respect to the aforementioned financial instruments, only a portion equal to US$910 notional amount corresponding to cross currency swaps, qualify for treatment as hedging instruments. Consequently, the valuation loss of (P.95,713) in December 2005 was included in stockholders’ equity under the caption “Other accumulated comprehensive income items”. As of 2006, such instruments are no longer considered for hedging purposes and consequently, the change in fair value for the ten-month period ended October 31, 2006 of P.110,668, is included in the statement of income as part of comprehensive financing cost.

With respect to the instruments not considered effective hedges (interest-rate swaps and cross currency swaps), the changes in fair value for the periods ended October 31, 2005 and 2006 of P.215,974 and P.55,636, respectively, were included in the statement of income as part of comprehensive financing cost.

An analysis of the accumulated valuation effect of the financial instruments included in the accompanying balance sheet at December 31, 2005 and at October 31, 2006 is as follows:

	December 31, 2005	October 31, 2006
Accounts payable for financial instruments not classified as effective hedges	P.1,919,664	P.1,538,051

Net accumulated effect payable for valuation of financial instruments per annexed balance sheet	P.1,919,664	P.1,538,051

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

(Amounts in thousands of constant Mexican pesos as of October 31, 2006 except where otherwise indicated)

10. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following:

	December 31, 2005	October 31, 2006
Suppliers	P.39,994,814	P.33,543,375
Sundry creditors	7,348,046	7,714,481
Interest payable	1,663,484	1,080,451
Accrued expenses	7,077,985	8,712,704
Guarantee deposits	424,003	473,428
Related parties	731,152	1,650,082
Others	366,082	1,174,046

Total	P.57,605,566	P.54,348,567

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

(Amounts in thousands of constant Mexican pesos as of October 31, 2006 except where otherwise indicated)

11. Debt

The Company’s debt consists of the following:

		2005 Rate	Maturity from 2005 to	Total 2005	2006 Rate	Maturity from 2006 to	Total 2006
Currency	Items
U.S. dollars
	Fixed-rate senior notes	4.125% a 6.375%	2035	P.30,830,960	4.125% a 6.375%	2035	P.29,911,075
	Senior notes	L+.6250	2007	3,311,596	L + 0.625%	2007	3,212,790
	Lines of credit	L+.05 a L+.40	2006	3,844,167	L + 0.40%	2006	321,279
	Leasing	8.01%; L+1.53 a L+2.90	2008	769,909	L + 1.5% a L + 2.9%	2008	530,521
	Exim	2.71%	2010	257,946	2.71% - 3.2%	2010	862,363
	Syndicated U.S. loans				L + 0.25%	2011	21,418,600

	Subtotal U.S. dollars			39,014,578			56,256,628

Mexican pesos
	Domestic seniors (“ertificados ursátiles”)	Sundry	2010	12,934,030	L + 0.45% a L + 1.0%	2010	7,050,000
	Fixed-rate senior notes	9.00%	2016	5,153,000	9.00%	2016	5,000,000
	Credit lines	TIIE- .10 a TIIE-.125 (2)	2006	6,183,600
	Leasing	TIIE + .40 a TIIE + .55	2008	4,131,675	TIIE + 0.15%	2008	3,534,000

	Subtotal Mexican pesos			28,402,305			15,584,000

Brazilian reais					11.27%	2014	386,288

	Credit lines
	Subtotal Brazilian reais						386,288

Colombian pesos
	Bond	IPC+6.8a IPC+7.50	2013	2,174,657	IPC (4) + 6.8% a 7.5%	2016	4,162,759
	Commercial paper				7.47%	2006	693,793
	Credit lines	DTF (3)	2006	275,456	8%	2006	185,012

	Subtotal Colombian pesos			2,450,113			5,041,564

Other currencies
	Credit lines	3.50% a 14%	2006	767,274	4.65% - 12%	2007	1,415,463

	Subtotal other currencies			767,274			1,415,463

	Total debt			70,634,270			78,683,943
	Less: Short-term debt and current portion of long-term debt			17,527,869			8,117,635

	Long-term debt			P.53,106,401			P.70,566,308

(1)	L = LIBOR
(2)	TIIE = Weighted interbank interest rate determined daily by the Banco de Mexico and published in the Official Gazette.
(3)	DTF = Fixed-term deposits
(4)	IPC = National consumer index

Except for the fixed-rate senior notes, interest rates on the Company’s debt are subject to changes in international and local rates. The Company’s weighted average cost of borrowed funds at December 31, 2005 and October 31, 2006 was approximately 7.59% and 6.59% respectively.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

(Amounts in thousands of constant Mexican pesos as of October 31, 2006 except where otherwise indicated)

This rate does not include interest, commissions or the reimbursements for Mexican tax withholdings (typically 4.9% of the interest payment) that the Company must make to international lenders. In general, fees on financing transactions add ten basis points to financing costs.

An analysis of the Company’s short-term debt at December 31, 2005 and at October 31, 2006 is as follows:

Type of debt	December 31, 2005	October 31, 2006
Domestic senior notes	P.5,668,300	P.1,900,000
Fixed-rate securities	—	3,212,790
Bank loans	11,070,499	1,921,754
Other loans	494,982	693,793

Total	P.17,233,781	P.7,728,337

Weighted average interest rate	8.25%	7.43%

An analysis of maturities of long-term debt is as follows:

Years	Amount
2007	P.	66,546
2008		7,123,095
2009		7,070,846
2010		2,243,603
2011		21,478,029
2012 and thereafter		32,584,190

Total	P.	70,566,309

Senior Notes.—During 2004 and 2005, América Móvil issued the following senior notes:

a) In March 2004, US$500 million and US$800 million, maturing in 2009 and 2014, respectively, and bearing fixed annual interest of 4.125% and 5.50%, respectively, which is payable semiannually. For the ten-month periods ended October 31, 2005 and 2006, accrued interest on the notes was P.610,138 and P.573,550, respectively.

b) In April 2004, US$300 million, maturing in 2007 and bearing variable annual interest at the three-month LIBOR plus 0.625%, which is payable quarterly beginning on July 27, 2004. For the ten-month periods ended October 31, 2005 and 2006, accrued interest on the notes was P.107,579 and P.142,570, respectively.

c) In October 2004, US$500 million, maturing in 2015 and bearing annual interest of 5.75%, which is payable semiannually beginning on July 15, 2005. For the ten-month periods ended October 31, 2005 and 2006, accrued interest on the notes was P.272,945 and P.256,577, respectively.

d) In February 2005, US$1,000 million, maturing in 2035 and bearing annual interest of 6.375%, which is payable semiannually on March 1 and October 1 of each year, beginning on October 1, 2005. For the ten-month periods ended October 31, 2005 and 2006, accrued interest on the notes was P.496,285 and P.568,932, respectively.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

(Amounts in thousands of constant Mexican pesos as of October 31, 2006 except where otherwise indicated)

e) In September 2005, P.5,000 million, maturing in 2016 and bearing annual interest of 9%, which is payable semiannually in January and July, beginning on January 17, 2006. For the ten-month periods ended October 31, 2005 and 2006, accrued interest on the notes was P.33,940 and P.378,750, respectively.

All senior notes are unconditionally guaranteed by Telcel.

Lines of credit guaranteed by institutions to promote exports—The Company has medium- and long-term financing programs for the purchase of equipment, whereby certain institutions, to promote exports, provide financial support to purchase export equipment from their respective countries. The outstanding balance under these plans at December 31, 2005 is P.257,946 (US$23 million), and at October 31, 2006, P.862,363.

Domestic senior notes (certificados bursátiles)—The Mexican Banking and Securities Commission (CNBV) has authorized the Company to establish four programs for the issuance of domestic senior notes guaranteed by Telcel for P.5,000 million each. At October 31, 2006, the Company had made various issues for the first three programs for amounts ranging from P.400 to P.1,750 million and maturities ranging from 3 to 7 years. In general, these issues bear a floating interest rate established as a percentage of the TIIE and Mexican treasury certificate (CETES) rates.

In addition, the Company has a commercial paper program authorized by the CNBV for an amount of P.3,000 million. As of October 31, 2006, the Company had no outstanding commercial paper debt.

In December 2005, the Company incurred P.8,941 million (US$810 million) in bank debt, guaranteed by Telcel, bearing interest at the compounded annual rate of 7.25% and maturing in December 2006.

On February 24, 2006, through Comcel, the Company placed bonds in the Colombian market in the amount of P.450 billion Colombian pesos (equal to US$200 million) for a term of ten years. The interest rate on such issue is 7.59%.

General—

At October 31, 2006, the Company had a number of bank facilities for approximately P.11,072 million (US$1,003 million) bearing interest at LIBOR plus a spread. These facilities have similar terms as to covenants, and under all of the facilities América Móvil and Telcel are either borrowers or guarantors.

The Company is subject to financial and operating covenants under the loan agreements that limit America Movil’s ability to pledge assets, carry out certain types of mergers and sell off all or substantially all of its assets. The covenants also restrict the ability of the subsidiaries to pay dividends or other distributions to the Company. The most restrictive financial covenants require the Company to maintain a consolidated ratio of debt to EBITDA not greater than 4 to 1 and a consolidated ratio of EBITDA to interest expense of no less than 2.5 to 1 (based on the terms of the loan agreements). At October 31, 2006, the Company is in compliance with all of the commitments and obligations assumed under the loan agreements.

A number of the financing instruments are subject to either acceleration or repurchase at the holder’s option if there is a change in the Company’s control.

At October 31, 2006, approximately 90% of the total outstanding consolidated debt is guaranteed by Telcel.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

(Amounts in thousands of constant Mexican pesos as of October 31, 2006 except where otherwise indicated)

12. Foreign Currency Position and Transactions

a) At December 31, 2005 and October 31, 2006, América Móvil had the following foreign-currency denominated assets and liabilities:

	Foreign currency in million
	December 31, 2005	Exchange Rate At December 31, 2005	October 31, 2006	Exchange Rate At October 31, 2006
Assets
US dollar	2,016	10.71	3,161	10.71
Quetzal	1,854	1.41	3,463	1.41
Real	3,150	4.58	2,610	4.99
Colombian peso	668,573	0.005	535,768	0.005
Argentinean peso	780	3.03	602	3.47
Uruguayan peso	653	0.443	871	0.449
Cordoba	803	0.625	1,120	0.599
Lempira	476	0.563	353	0.563
Peruvian sol	76,236	0.021	82,082	0.02
Chilean peso	193	3.12	269	3.33
Guaraníes	138,130	0.002	137,494	0.002
Suisse franc	47	12.63	3,489	13.67
Euro	53	8.16	53	8.63

Liabilities
US dollar	(5,242)	10.71	(8,673)	10.71
Quetzal	(1,981)	1.41	(1,359)	1.41
Real	(4,616)	5	(2,641)	5
Colombian peso	(2,555,922)	0.005	(967,132)	0.005
Argentinean peso	(2,052)	3.03	(714)	3.47
Uruguayan peso	(1,107)	0.443	(53)	0.449
Cordoba	(1,092)	0.625	(1,388)	0.599
Lempira	(599)	0.563	(899)	0.563
Peruvian sol	(57,651)	0.021	(126,637)	0.02
Chilean peso	(929)	3.12	(481)	3.33
Guaraníes	(313,840)	0.002	(148,018)	0.002

b) In the ten-month periods ended October 31, 2005 and 2006, the Company had the following transactions denominated in foreign currencies. Currencies other than the US dollar were translated to US dollars using the average exchange rate for the year.

	Thousands of U.S. Dollars
	2005	2006
Net revenues	6,684,154	9,234,761
Operating costs and expenses	6,666,513	8,370,795
Interest income	155,393	216,841
Interest expense	135,205	334,404
Other expense, net	(592)	(16,642)

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

(Amounts in thousands of constant Mexican pesos as of October 31, 2006 except where otherwise indicated)

13. Commitments and Contingencies

a) Payment guarantees with suppliers

At October 31, 2006, some of the Company’s subsidiaries had commitments to acquire equipment for their GSM networks for up to approximately US$ 446 million (approximately P.4,771,186).

Telcel

b) COFECO

At the date of these financial statements, Cofeco has pending administrative proceedings against Telcel for alleged anti-competitive behavior primarily in connection with (i) actions carried out by certain Telcel distributors in relation to the purchase and sale of cellular phones; (ii) exclusive agreements entered into with certain content provider and (iii) refusal to deal with or grant access to certain specialized trunking radio communication operators to short message service interconnection.

At the present time, these investigations are at different procedural stages, and no final ruling against Telcel has been issued. If Telcel is unsuccessful in challenging any of the aforementioned legal proceedings, they may result in significant fines or specific regulations applicable to Telcel. Telcel has not made provisions in its financial statements for these potential liabilities, since at the date of the financial statements, the amount of the possible contingencies could not be reasonably estimated.

c) Interconnection

In December 2004, Telcel reached an agreement with various other telecommunications service providers as to the interconnection fees applicable under the “calling party pays” system for the period from January 1, 2005 until December 31, 2007. The agreement called for a gradual reduction of 10% per year in interconnection fees charged under the “calling party pays” system from the 2004 rate of P.1.90 per minute to P.1.39 by the end of 2007. The agreement also contemplated that these reductions would be reflected in the tariffs charged by fixed operators to their users. The new framework was approved by the Mexican Federal Communications Commission (Comisión Federal de Telecomunicaciones, or Cofetel).

Certain telecommunications service providers have since challenged the new framework, arguing that the proposed interconnection fees do not properly take into account costs associated with the interconnection fee applicable under the “calling party pays”, and have initiated proceedings with Cofetel to obtain their intervention in resolving the matter. A ruling on the interconnection dissent was issued by Cofetel, of which Telcel was notified on September 4, 2006.

Based on Cofetel’s ruling, the interconnection rate for “calling party pays” calls that the dissenting operators must pay Telcel from January 2005 through December 2006 are as follows: P. 1.71 per minute or fraction thereof during 2005; P. 1.54 pesos per minute or fraction thereof from January through September 2006; and P. 1.23 pesos per minute or fraction thereof from October through December 2006.

Furthermore, Cofetel determined the interconnection rate for “calling party pays” calls that the dissenting operators must pay Telcel from January 2007 through December 2010 on a per minute basis, as well as the rate for the period measured in seconds. That is, the duration of all completed calls measured in seconds is tallied up,

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

(Amounts in thousands of constant Mexican pesos as of October 31, 2006 except where otherwise indicated)

and such amount is rounded off to the next minute (rounding off per second). This differs from the rate computation through December 2006, whereby the duration of each call was rounded off to the next minute to reach the total amount of time the infrastructure was used (rounding off per minute).

Cofetel determined the following rates for the period from 2007 through 2010: P. 1.23 per minute of interconnection during 2007; P. 1.12 per minute of interconnection during 2008; P. 1.00 per minute of interconnection during 2009 and P. 0.90 per minute of interconnection during 2010. All rates are to be computed in accordance with the above-mentioned rounding-off-per-minute plan. Due to the change in rates, Coftel established that the cellular operator must apply a premium on the total amount of interconnection minutes invoiced from 2007 through 2009, as follows: 25% during 2007; 18% during 2008 and 10% during 2009.

Cofetel’s ruling is not to Telcel’s satisfaction and, therefore, Telcel filed for relief (amparo) against such rulings. Although the Company currently applies the above-mentioned rates and computation methods to all local fixed-line and cellular operators, since it did not file a motion for a the precautionary measure to suspend the effects of the rulings with the corresponding court, Telcel is awaiting the final ruling from the courts to determine how it will proceed.

At this time, it impossible to determine the probable outcome of the proceedings Telcel brought against such ruling.

d) Short message services (SMS)

Under the terms of its concessions for the 800 megahertz spectrum, Telcel must pay the federal government a royalty based on gross revenues from concessioned services. The royalty is levied at rates that vary from region to region, but average approximately 6%. Telcel believes that short message services are value-added services, which are not concessioned services, and that revenues from short message services should not be subject to this royalty. In related proceedings, Cofetel has ruled that short text messages are subject to the interconnection regulatory regime and that such services do not constitute value-added services. Telcel is currently disputing these issues in an administrative proceeding, but has nevertheless provided P.332,719 included in these financial statements for this potential liability.

e) Trademarks tax assessment

On March 3, 2006, the Sistema de Administración Tributaria (Mexican Tax Administration System, or “SAT”) notified Telcel of an assessment of P.150,217, plus adjustments, fines and late fees bringing the total to P.271,651, as a result of a tax deduction made by Telcel in 2003 of P.1,221,916 in connection with royalty payments made to another subsidiary of América Móvil regarding the use of certain trademarks. The Company believes such assessment to be unjustified, since Mexican income tax law allows the deduction of royalties. Consequently, the Company has filed suit against such assessment. Considering that the amount of the deduction is equal to 40% of Telcel’s individual tax results, the subsidiary believes that the SAT will most likely contest the remaining 60% of the consolidated deduction determined under Mexican income tax law. Based on the foregoing, Telcel also expects that the SAT will challenge similar deductions for royalty payments made during 2004 and 2005 of P.4,490,993 and P.6,349,628, respectively. The Company has not made provisions in its financial statements for this potential liability because, based on the strength of its legal arguments, the Company believes that it will successfully challenge this assessment.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

(Amounts in thousands of constant Mexican pesos as of October 31, 2006 except where otherwise indicated)

Comcel

f) Voice/IP

In March 2000, the Colombian Ministry of Industry and Commerce (Superintendencia de Industria y Comercio, or SIC) issued Resolution No. 4954, requiring Comunicación Celular, S.A. (Comcel) to pay a fine of approximately US$100 thousand (approximately P.1,071 million) for alleged anti-competitive behavior. In addition to this administrative fine, the SIC ordered Comcel to pay damages to other long distance operators. The long distance operators estimated their damages to be US$70 million (approximately P.750 million). Comcel requested an administrative review of the damages decision, which was denied in June 2000. Comcel appealed, and the appeal was rejected in November 2000. Comcel resubmitted the appeal in February 2001. Comcel also filed a special action in court challenging the denial of the administrative review.

Following a series of court proceedings, a Colombian appeals court in June 2002 ordered that Comcel’s February 2001 appeal be granted and that the administrative decision against Comcel be reviewed.

After additional proceedings, the Constitutional Court revoked the previous decision and ordered the continuance of the procedure for the determination of damages to the other operators. In the opinion of counsel representing Comcel in this matter, in the event the SIC decides to award damages to the long distances service providers, the amount of such damages should not exceed the income received by Comcel from the provision of Voice over IP services, an amount which is substantially smaller than the amount estimated by the long distance service providers. Taking into account the opinion of its legal advisors, Comcel has made the appropriate provisions. Neither America Móvil nor Comcel is able to confirm that the amount of damages ultimately determined by the SIC will be consistent with Comcel’s counsel opinion. Comcel expects to continue exploiting all available legal channels after a decision on damages is rendered.

g) Distributors

In 2005, Comcel was notified of an arbitration proceeding initiated against it by Celcenter Ltda. (Celcenter), Punto Celular, Ltda. (Punto Celular) and Concelulares, F.M. Ltda. (Comcelulares), which were distributors of Comcel through May 2004. The proceeding relates to Comcel’s decision to reduce the commissions paid to distributors. In the proceeding, the distributors allege: (i) abuse of dominant position on Comcel’s part; (ii) the existence of an agency relationship between Comcel and the distributors; and (iii) breach of contract and commercial liability on the part of Comcel. The claimants seek to recover approximately US$22 million (approximately P.236 million) from Comcel. Comcel has made provision included in these financial statements for this potential liability.

Telecom Américas

h) Related Anatel inflation adjustments

The Brazilian Federal Communications Commission (Agência Nacional de Telecomunicações or ANATEL) has challenged Tess, S.A. (Tess) and ATL-Telecom Leste, S.A. (ATL) regarding the calculation of inflation-related adjustments due under these companies’ concession agreements with ANATEL. Forty percent of the concession price under each of these agreements was due upon execution and 60% was due in three equal annual installments (subject to inflation-related adjustments and interest) beginning in 1999. Both companies have made these concession payments, but ANATEL has rejected the companies’ calculation of the inflation-related

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

(Amounts in thousands of constant Mexican pesos as of October 31, 2006 except where otherwise indicated)

adjustments and requested payment of the alleged shortfalls. The companies have filed declaratory and consignment actions in Brazilian courts seeking resolution of the disputes. The court of first instance ruled against ATL’s filing for declaratory action in October 2001 and ATL’s filing for consignment action in September 2002. Subsequently, ATL filed appeals, which are pending.

In September 2003, the court of first instance ruled against Tess’ filing for consignment action. Subsequently, Tess filed an appeal, which is still pending. No ruling has been made to date with respect to the declaratory action filed by Tess. The aggregate contested amounts were approximately US$ 178 million (including potential penalties and interest) (approximately P.1,911 million) at December 31, 2005. Based on the opinions of their legal advisors, both ATL and Tess have made provisions in their financial statements for this potential liability.

i) BNDESPar

Prior to the acquisition of Telet, S.A. (Telet) and Americel, S.A. (Americel) by Telecom Americas Limited (Telecom Americas), BNDESPar a subsidiary of BNDES, the Brazilian development bank, had entered into investment and other shareholder agreements with Americel, Telet and certain of their significant shareholders. Under these agreements, BNDESPar had the right, among others, to participate in the sale of shares of Telet and Americel in the event of certain transfers of control, for so long as BNDESPar held 5% of the share of capital in those companies. In October 2003, Telecom Americas increased the capital of each of Telet and Americel and BNDESPar’s ownership fell below 5% from approximately 20% in each, as it elected not to exercise its preemptive rights. Subsequently, BNDESPar sent official notices to Telet and Americel reserving its rights under the agreements with respect to certain past transfers of shares. In November 2004, BNDESPar filed a lawsuit with the competent court of Rio de Janeiro claiming that BNDESPar is entitled to sell its shares in Telet and Americel to Telecom Americas for approximately US$164 million (approximately P. 1,757 million). The Company does not believe that BNDESPar has valid grounds for its claims against Telecom Americas, and Telecom Americas is defending itself vigorously against these claims. Neither America Móvil or Telecom Americas can provide assurances, however, that Telecom Americas will ultimately prevail. Telecom Americas has not made provisions in its financial statements for these potential liabilities.

j) Lune patent case

A Brazilian company claims that wireless operators in Brazil have infringed on its patent over certain caller I.D. technology. The plaintiff first brought a patent infringement case in a state court in Brasília, Federal Capital of Brazil, against Americel and later brought cases, as part of two separate proceedings, against 23 other defendants, including all of Americel’s other operating subsidiaries in Brazil. Although the Company believes that the patent does not cover the technology that is used by Americel to provide caller I.D. services, Americel lost the case at the trial level and on first appeal. After the judgment against Americel was rendered, a federal court in Rio de Janeiro, Brazil, rendered a preliminary injunction decision suspending the effects of the patent, in an action filed by a supplier of caller I.D. technology. Americel filed three special appeals against the decision of the state court in Brasília, seeking review at the Superior Court of Justice (which is the highest court in Brazil to decide on questions of federal law) and Supreme Court (the highest court in Brazil to decide on questions of constitutional law).

The Court of Appeals has determined that two of Americel’s special appeals will be heard by the Superior Court of Justice. Americel’s request for a special appeal before the Supreme Court has been denied. Americel

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

(Amounts in thousands of constant Mexican pesos as of October 31, 2006 except where otherwise indicated)

may still file a motion to overturn such decision. Americel intends to continue vigorously defending itself against this claim.

The cases against the other operators are still on their initial stages. The plaintiff has brought these cases to the same state trial court that heard the case against Americel, but the defendants have requested that the cases be moved to another court on jurisdictional grounds. The Americel judgment does not bind other state courts or federal courts of Brazil. America Móvil and its Brazilian subsidiaries will continue vigorously defending them against these claims, and do not expect that there will be resolution to these other cases within the next couple of years.

In the case of Americel, the plaintiff has been requested to initiate the necessary proceedings relating to the execution. The court has estimated that the award for damages could reach as high as approximately USD 270 million (approximately P.2,892 million). In September 2006, the Higher Court of Justice of Brazil unanimously ruled to halt the trial, due to a court order that suspended the validity of the patent in question. The trial shall remain interrupted as long as the patent remains suspended until such time as it is reviewed by the court at the end of September 2007. Furthermore, Americel is benefited from limited contractual compensations from its equipment suppliers. Due to the above-mentioned interruption, Americel has not created any provision in its financial statements to cover these possible contingencies.

14. Transactions with Related Parties

In ten-month periods ended October 31, 2005 and 2006 the Company had the following significant transactions with related parties (mainly with Teléfonos de México, S.A. de C.V., or Telmex):

	2005	2006
Revenues:
Calling party pays (CPP) interconnection fees (1)	P.9,801,831	P.10,657,232
Costs and expenses:
Payments of interconnection cost, long-distance, circuits and others (2)	2,746,586	3,385,617
Commercial, administrative and general:
Advertising	607,190	716,407
Others, net	(44,621)	(319,772)

(1)	Interconnection fees from CPP: incoming calls from a fixed-line telephone to a wireless telephone. The interconnection agreements specify the number of connection points, locations of interconnection points, the method by which signals must be transmitted and received and the costs and fees of interconnection.
(2)	Includes: a) Interconnection (cost): payments for outgoing calls from the wireless network to the fixed-line network; b) Long-distance: payments for the use of national and international long-distance; and c) leases of buildings and other cellular space.

a) Telcel has entered into various leasing and co-location agreements with a subsidiary of Telmex. Under these agreements, Telcel pays monthly fees for the use of Telmex’s antenna repeater space and has the right to install its interconnection equipment.

b) In 2005, Smartcom and Chile Sat (subsidiary of Telmex) entered into an agreement for the provision of capacity, whereby the latter agrees to provide Smartcom with the right to use capacity and infrastructure over the

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

(Amounts in thousands of constant Mexican pesos as of October 31, 2006 except where otherwise indicated)

following 30 years. Such agreement gives rise to a monthly disbursement of US$ 17.5 million (P.193.2 million), beginning in September 2005. The amount recorded in results of operations of 2005 for this agreement is US$70 million (P.773 million).

c) In 2005, Telmex Argentina, a subsidiary of Telmex, and CTI Movil agreed to jointly install a network of fiber optic trunk lines in Argentina approximately 1,943 kilometers in length. The project will be completed in several different stages. The first stage consists of the construction of approximately 930 kilometers by Carso Infraestructura y Construcción, S.A. de C.V. (CICSA) for approximately P.193.2 million (USD 17.5 million).

d) Telecom Americas (through its operating subsidiaries) and Embratel, a subsidiary of Telmex, both provide telecommunications services in certain regions of Brazil; consequently, they have significant operating relationships between themselves, mainly the interconnection of their respective networks and the provision of long-distance services by Embratel.

e) In November 2005, Embratel entered into a contract with Telecom Americas to provide trunk line capacity to the operating subsidiaries in Brazil for a period of 20 years. Through this contract, the subsidiaries in Brazil are obligated to pay monthly fees to Embratel of between $ 5.0 and $ 6.0 million reals (approximately P.23.6 million and P.28.3 million, respectively), depending on the capacity established in the contract for each subsidiary.

f) In the normal course of operations, the Company’s subsidiaries in Brazil have entered into lease agreements with Embratel. The total annual rent under such lease agreements is approximately $ 6.8 million reais (approximately P. 31.1 million). As well, Embratel lease properties from America Movil’s subsidiaries in Brazil. The total annual rent received by the subsidiaries is $ 1.2 million reais (approximately P.5.5 million).

15. Stockholders’ Equity

a) The Company’s capital stock is P.402,900 (historical amount) and is represented by 48,348 shares divided into: a) 11,420 million common series AA shares, with no par value; b) 980 million series “A” shares, with no par value; and c) 35,948 million series “L” shares, with no par value. All shares are paid in.

Holders of “AA” and “A” shares have full voting rights. Holders of “L” shares are entitled to vote only to elect two members of the Board of Directors and the corresponding alternate directors and on the following matters: the transformation of América Móvil from one type of company to another, any merger of América Móvil, its voluntary dissolution, or a change in its corporate purpose.

b) In July 2005, the Company carried out a three-for-one share split, approved at the annual stockholders’ meeting, whereby each share was exchanged for three new shares. Consequently, fixed capital stock at December 31, 2005 is represented respectively by 36,246 million and the ten month periods October 31, 2006 is represented by P. 35,913 million shares respectively common registered shares with no par value (after giving retroactive effect to the split).

An analysis of the shares at October 31, 2006 is as follows:

10,910	Series AA common shares
575	Series A common shares
24,428	Series L shares

35,913	Total shares

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

(Amounts in thousands of constant Mexican pesos as of October 31, 2006 except where otherwise indicated)

All per share and shares outstanding data in these financial statements, have been retroactively restated to reflect the three-for-one stock split approved at the regular stockholders’ meeting.

c) Series “AA” shares, which may be subscribed only by Mexican individuals and Mexican corporations, and must represent at all times no less than 20% of the total number of shares outstanding and no less than 51% of the combined number of “AA” shares and “A” shares. Common series “A” shares, which may be freely subscribed, must account for no more than 19.6% of total shares outstanding and no more than 49% of the common shares. Series “AA” and “A” shares combined may not represent more than 51% of total shares outstanding. The combined number of series “L” shares, which have limited voting rights and may be freely subscribed, and series “A” shares may not exceed 80% of total shares outstanding.

d) In April 2005, the stockholders approved payment of a cash dividend of P.0.07 (P.0.21 before the split) per share, in the amount of P.2,696,657, payable in four installments in June, September and December of 2005 and in March of 2006.

Additionally, at an extraordinary stockholders’ meeting held on December 13, 2005, the stockholders approved payment of an extraordinary cash dividend to be paid in a single installment on December 23, 2005 of P.0.30 per share for a total amount of P.11,209,694.

On April 26, 2006, the Company’s stockholders approved payment of a cash dividend of P. 0.10 per share payable in full on July 26, 2006 in the amount of P.3,688,248 (P.3,615,220 nominal amount).

The aforementioned dividends were paid from the net reinvested tax profit account (CUFIN).

e) During the year ended December 31, 2005 and the ten-month period ended October 31, 2006 the Company purchased the following shares:

Year	Number of shares in million		Amount in thousands of Mexican pesos		Historical amounts in thousands of Mexican pesos
	“L” Shares	“A” Shares	“L” Shares	“A” Shares	“L” Shares	“A” Shares
2005	547.4	1.5	6,729,162	20,273	6,413,735	19,357
2006 (ten months)	333.06	0.53	6,400,242	9,583	6,282,088	9,382

f) In conformity with the Mexican Corporations Act, at least 5% of the net income of each year must be appropriated to increase the legal reserve until it reaches 20% of capital stock issued and outstanding.

16. Income Tax

a) Mexico

1) Effective January 1, 2002, the Ministry of Finance and Public Credit authorized América Móvil to consolidate the group tax returns of its Mexican subsidiaries. Global Central América, S.A. de C.V., one of the Company’s subsidiaries, is excluded from this tax consolidation.

Through December 31, 2004, tax consolidation was allowed at 60% of tax losses and taxable earnings of those Mexican subsidiaries authorized to be consolidated for tax purposes. Starting on January 1, 2005, tax consolidation of tax losses and taxable earnings of Mexican subsidiaries is allowed at 100%.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

(Amounts in thousands of constant Mexican pesos as of October 31, 2006 except where otherwise indicated)

2) The corporate income tax rate for the years 2005 and 2006 was 30% and 29%, respectively.

Effective January 1, 2005, the income tax rate will be 30% and will be reduced by one-percentage point annually until it reaches 28% in 2007 and succeeding years.

Additionally, in 2005, the effect of the gradual decrease in the income tax rate is reflected in the computation of deferred taxes of the Mexican subsidiaries and represents a charge to operations of approximately P.56 million in 2005.

3) An analysis of income tax charged to results of operations for the ten-month period ended October 31, 2006 is as follows:

	October 31,
	2005	2006
Current year	P.1,091,226	P.12,294,831
Deferred tax	1,572,699	(283,640)

Total	P.2,663,925	P.12,011,191

Since current tax legislation recognizes partially the effects of inflation on certain items that give rise to deferred taxes, the current year net monetary effect on such items has been reclassified in the statement of income from the monetary position result to current year deferred income tax cost.

4) An analysis of the temporary differences giving rise to the deferred income tax liability is as follows:

	December 31, 2005	At October 31 2006
Deferred tax assets
Liability provisions	P.(2,055,588)	P.(2,407,547)
Others	(1,327,400	(1,128,360)
Deferred revenues	(1,223,194)	(1,336,419)
Tax losses	(20,616,205)	(20,616,205)

	(25,222,387)	(25,488,431)
Deferred tax liabilities
Fixed assets	2,094,224	3,954,266
Sale and leaseback	2,402,068	1,566,432
Inventories	1,403,189	81,218
Licenses	670,161	433,904

	6,569,642	6,035,820
Less: Valuation allowance	22,243,151	22,350,442

Deferred income tax liability, net	3,590,406	2,897,831

Total deferred tax liability	P.3,590,406	P.2,897,831

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

(Amounts in thousands of constant Mexican pesos as of October 31, 2006 except where otherwise indicated)

b) Foreign Subsidiaries

The foreign subsidiaries determine their income tax based on the individual results of each subsidiary and in conformity with the specific tax regimes of each country. The pretax income of these subsidiaries in 2005 and for the ten-month periods ended October 31, 2006 aggregated P.9,040,289 and P.2,509,448, respectively.

17. Segments

América Móvil operates primarily in one industry segment (cellular services); however, as mentioned in Note 1 of the audited consolidated financial statements at and for the year ended December 31, 2005, the Company has international telecommunications operations in Mexico, Guatemala, Honduras, Nicaragua, Ecuador, Uruguay, El Salvador, Brazil, Argentina, Colombia, Paraguay, Chile, Perú and United States. The accounting policies of these geographical segments are the same as those described in Note 2 of the audited financial statements as of December 31, 2005. A summary of the information by geographical segment, which is the way management analyzes results, is as follows. Honduras, Nicaragua, Uruguay, Chile, Paraguay and Perú are included under “Other”, in accordance with generally accepted accounting principles in México:

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

(Amounts in thousands of constant Mexican pesos as of October 31, 2006 except where otherwise indicated)

	México	Guatemala (including Nicaragua)	Ecuador	Colombia	Brazil	Argentina	United States	El Salvador	Other	Eliminations	Consolidated Total
October 31, 2005
Operating revenues	100,182,556	6,288,024	5,607,077	12,930,186	25,339,714	9,308,584	9,392,993	4,275,848	3,733,226	(26,052,123)	151,006,085
Depreciation and amortization	4,770,620	1,411,091	554,235	2,287,721	6,668,685	506,017	168,065	841,359	661,003		17,868,796
Operating income (loss)	28,391,629	2,174,217	924,058	37,210	(6,852,299)	559,669	968,769	1,440,346	563,102	68,731	28,275,432
Segment assets	383,644,393	15,594,160	9,398,586	27,173,561	135,743,034	9,757,474	5,694,119	10,983,146	23,470,129	(386,593,280)	234,865,322

October 31, 2006
Operating revenues	124,523,242	5,908,597	6,369,302	17,071,067	31,312,271	12,149,347	11,880,029	4,330,971	10,655,230	(37,310,575)	186,889,481
Depreciation and amortization	6,001,183	1,394,684	692,961	2,402,512	7,522,318	791,498	195,463	754,643	1,788,514	54,823	21,598,599
Operating income (loss)	38,245,848	1,796,177	1,378,737	3,351,589	(3,300,213)	1,932,237	681,891	1,437,224	1,112,300	(25,539)	46,610,251
Segment assets	478,752,141	16,847,381	9,178,868	29,177,648	72,163,131	12,221,774	5,783,803	11,376,106	23,536,531	(382,951,398)	276,085,985

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

(Amounts in thousands of constant Mexican pesos as of October 31, 2006 except where otherwise indicated)

18. Subsequent Event

a) In October 2006, Telcel and all its cellular operators in Mexico entered into an agreement with Telmex, which will enter into force as of November 4, 2006. Such agreement establishes the new conditions under which the domestic and international “calling party pays” system will operate. This agreement supersedes the former “calling party pays” system, which was in effect only in local service areas.

b) On November 7, 2006, the Company announced that it began a process to merge América Telecom, S.A. de C.V. (“Amtel”). The merger will result in the transfer of 4.07128 of the Company’s shares for each share of Amtel, based on the value of Amtel’s assets and the average price of AMX shares listed on the Mexican Stock Exchange for the last five trading days through November 6, 2006, less Amtel’s net liability.